UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 1-3551

EQUITABLE RESOURCES, INC. EMPLOYEE STOCK PURCHASE PLAN
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

EQUITABLE RESOURCES, INC.

One Oxford Centre, Suite 3300
Pittsburgh, Pennsylvania 15219
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

EQUITABLE RESOURCES, INC.

EMPLOYEE STOCK PURCHASE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Benefits Administration Committee

Equitable Resources, Inc. Employee Stock Purchase Plan

We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Employee Stock Purchase Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2004.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Ernst & Young LLP

Pittsburgh, Pennsylvania

March 4, 2005

EQUITABLE RESOURCES, INC.

EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003

Investment in Equitable Resources, Inc. Common Stock, at fair value (116,460 and 109,817 shares at $60.66 and $42.92 per share in 2004 and 2003, respectively)	$7,064,435	$4,713,352
Contribution receivable–employee	110,502	95,067
Contribution receivable–employer	13,390	10,330

Net assets available for benefits	$7,188,327	$4,818,749

See accompanying notes.

EQUITABLE RESOURCES, INC.

EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2004	2003	2002

Additions to net assets attributed to:
Contributions:
Employer	$99,625	$86,373	$87,798
Employee	878,664	802,681	772,176
Dividend income	161,286	102,348	64,858
Realized gain on sale of investments	255,742	127,995	179,968
Unrealized appreciation (depreciation) on investments	1,740,029	698,763	(52,098)
Total additions	3,135,346	1,818,160	1,052,702

Deductions to net assets attributed to:
Employee withdrawals	765,768	564,622	883,900
Total deductions	765,768	564,622	883,900

Net increase in net assets available for benefits	2,369,578	1,253,538	168,802

Net assets available for benefits:
At beginning of year	4,818,749	3,565,211	3,396,409
At end of year	$7,188,327	$4,818,749	$3,565,211

See accompanying notes.

EQUITABLE RESOURCES, INC.

EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1.                                       Description of the Plan

The following description of the Equitable Resources, Inc. Employee Stock Purchase Plan (the Plan) provides only general information.  Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is an employee stock purchase plan implemented on October 1, 1995 by Equitable Resources, Inc. and subsidiaries (the Company or Companies).  Employees of the Company may purchase shares of the Company’s common stock at a 10 percent discount through payroll deductions.  All nonrepresented employees of the Companies are eligible to participate in the Plan immediately upon employment.  Represented employee eligibility is subject to collective bargaining.

Contributions and Purchase of Stock

Eligible employees can contribute from 1 to 10 percent of their annual base pay to the Plan on an after-tax basis. No interest will accrue or be payable with respect to any of the payroll deductions of a participant in the Plan.  Contributions are initially deposited with the Plan’s trustee and are used to purchase shares of the Company’s common stock in accordance with the provisions set forth in the plan agreement.

The price of stock purchased for a participant is 90 percent of the closing price of the stock on the second business day after the close of each monthly period.

The Company contributes the remaining 10 percent of the stock price to the Plan and pays fees for the administration of the Plan and any commission charges associated with the purchase of the stock directly to the trustee.

Dividends on Stock

Dividends on stock are automatically used to purchase additional shares for all participants.  Participants may, however, make a written request to receive a cash distribution of dividend payments.

Sale of Stock

Participants are required to hold any shares purchased through the Plan for a minimum of one year.  Participants may elect withdrawals, subject to the holding period restriction, of shares of stock or cash from the proceeds of sale of shares.  Participants are responsible for all costs associated with the sale of stock from their individual accounts.  The costs of shares sold are calculated using the “first-in, first-out” cost method.

Termination of Employment

Upon termination of the participant’s employment for any reason, payroll deductions credited to the participant’s account(s) which have not yet been used to purchase stock will be returned to the participant.  The participant has the option of either selling the total number of shares in his/her account or receiving a certificate for his/her holdings.  Terminated participants are not permitted to purchase shares through the Plan or continue to hold shares in the Plan.

Plan Expenses

Expenses associated with the administration of the Plan are paid by the Company.  Participants are responsible for all charges and expenses incurred through the sale of their shares.

2.                                       Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investments

The Equitable Resources, Inc. Common Stock is valued at the closing market price as quoted on the New York Stock Exchange.

Investments at December 31, 2004, 2003 and 2002 are comprised of Equitable Resources, Inc. Common Stock:

	Shares	Fair Value	Original Cost	Unrealized Appreciation

2004	116,460	$7,064,435	$2,925,343	$4,139,092

2003	109,817	$4,713,352	$2,314,289	$2,399,063

2002	98,918	$3,466,073	$1,765,773	$1,700,300

	Proceeds from Sales	Original Cost (FIFO)	Realized Gain

2004	$559,262	$303,520	$255,742

2003	$349,041	$221,046	$127,995

2002	$436,670	$256,702	$179,968

3.                                       Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate or to amend the Plan at any time.  Upon dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of which the Company is not the surviving corporation, participants will be entitled to receive on the last day of the offering period the cash and/or securities determined to be owed as of the date of such transaction.

4.                                       Income Tax Status of Plan

It is the intention of the Company to have the Plan qualify under Section 423 of the Internal Revenue Code (the Code).  The provisions of the Plan have been construed to extend and limit participation in a manner consistent with the requirements of that section of the Code. Participating employees are subject to state and federal income tax on income derived from the Plan.

5.                                       Risks and Uncertainties

The Plan invests in investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITABLE RESOURCES, INC. EMPLOYEE STOCK PURCHASE PLAN
(Name of Plan)

By	/s/ David J. Smith
David J. Smith
Plan Administrator

March 28, 2005